FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of AUGUST, 2003

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. News Release dated August 25, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: September 2, 2003

By:“James G. Stewart”

       James G. Stewart

Its:  Secretary

       (Title)

September 2, 2003

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Thomas Rondeau, Attn:  James L. Harris

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

August 25, 2003

Trading Symbols:  TSX Venture – OLE

Web Site:  www.oromin.com

NEWS RELEASE

Oromin Explorations Ltd. (“Oromin”) reports that Havana Group Inc., which has the right to acquire a 50% interest in Oromin’s Santa Rosa Property, announced today that it has appointed Crown Financial Group, Inc. as Financial Advisors, Investment Banker and Placement Agent.  Their news release states:

“Today, the Havana Group/Surge Global Energy (OTCBB:HVGP) is pleased to announce that is has appointed Crown Financial Group, Inc. as the Company’s Financial Advisor, Investment Banker and Placement Agent.  Crown Financial Group, Inc. will aid in the forming, structuring and funding of a $7,500,000 capital raise through the placement of debt and/or equities on behalf of The Havana Group/Surge Global Energy.

“We are extraordinarily pleased with our new relationship with Crown Financial Group,” stated Havana’s VP, Frederick C. Berndt.  “We believe that their addition to our team adds a significant value to our company and enhances the Company’s fund raising abilities.”

Crown Financial Group, Inc. (NasdaqSC: MHMY) formerly M.H. Meyerson and Company, emphasizes the identification and execution of a range of products and services, spanning both debt and equity, targeted primarily at developing and small cap companies, as well as regional tax-exempt bond authorities.  Crown focuses on developing specific expertise that will support, where choice permits, areas of technology, telecommunications, media, information technology, biotechnology, specialty manufacturing and resource recovery.  The Company’s priority is to pursue transactions and services associated with companies that have a relationship with the Company, and to develop these relationships into long-term corporate advisory roles.

For more information on Crown Financial Group, Inc. one may visit their web-site at:  www.CrownFin.com.”

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

 “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN